[Fenwick & West LLP Letterhead]

ROBERT A. FREEDMAN	EMAIL RFREEDMAN@FENWICK.COM Direct Dial (650) 335-7292

October 28, 2011

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Tim Buchmiller, Reviewing Attorney Gabriel Eckstein, Staff Attorney Lynn Dicker, Reviewing Accountant Eric Atallah, Staff Accountant

Re:	Silver Spring Networks, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed August 10, 2011 File No. 333-175393

Ladies and Gentlemen:

On behalf of Silver Spring Networks, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-175393) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on July 7, 2011 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated August 26, 2011. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the Amendment in paper format, marked to show changes from the Registration Statement as initially filed.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to include certain other disclosures.

Graphics

1. We note that your graphics continue to refer to products from which you may not derive a material amount of revenue. For example, you present in the diagram in the back of the prospectus your CustomerIQ product when your disclosure indicates that it has only been used as part of a pilot program by OG&E. Please advise.

United States Securities and Exchange Commission

October 28, 2011

The Company respectfully advises the Staff that, as disclosed on page 50 of the Registration Statement, Oklahoma Gas & Energy (“OG&E”) has engaged the Company to deploy the Company’s CustomerIQ product to all of OG&E’s consumers. The Company further advises the Staff that the disclosure on page 90 of the Registration Statement that OG&E recently piloted the Company’s demand response solution, including its CustomerIQ portal, was included in the Registration Statement as an illustration of how the Company’s demand response solution empowers consumers.

Additionally, the Company’s CustomerIQ product is currently being piloted by three other utility customers. The Company supplementally advises the Staff that, to date, the Company has recognized limited revenue and billings from utility customers deploying the Company’s CustomerIQ product, including pilot projects.

Prospectus Summary Overview, page 1

2. We note your added disclosure in response to prior comment 3 that a substantial majority of your revenue to date has been attributable to your advanced metering solutions. We also note your related disclosure on page 96 that advanced metering solutions may include meter data collection, remote service management, remote meter management and meter provisioning and also includes your UtilityIQ Outage Detection System. Please further revise your disclosure to be more specific about which aspects of your advanced metering solutions are actually being deployed and utilized by your utility customers. Finally, to the extent that you have not derived a material amount of revenues from, or your utility customers have not actually deployed and used, other aspects of your advanced metering solutions or your demand-side management products, such as CustomerIQ, please disclose that in your summary and business sections.

The Company respectfully advises the Staff that the Company’s advanced metering solution includes the Company’s UtilityIQ Advanced Metering Manager software application (“AMM”) and the Company’s utility customers may separately purchase the Company’s UtilityIQ Outage Detection System software application (“ODS”). For example, Pepco Holdings, Inc. has separately purchased and is deploying ODS to its consumers. Additionally, ODS is currently being piloted by four other utility customers. The Company has revised the disclosure on page 98 of the Registration Statement to clarify that the Company’s advanced metering solution always includes AMM and may, at the option of the Company’s utility customers, include ODS.

In response to the Staff’s comment regarding which aspects of the Company’s products are being deployed and utilized by the Company’s utility customers, the Company has revised the Registration Statement on pages 2, 49 and 85 to disclose those solutions that the Company has not derived a material amount of revenues or billings from or that have not actually been deployed and used.

Exhibit 23.1

3. We note that the consent of your Independent Registered Public Accounting Firm was issued by Ernst & Young LLP, Redwood City, California and the report of your Independent Registered Public Accounting Firm was issued by Ernst & Young LLP, San Francisco, California. Please explain to us why the consent was issued out of Redwood City when the report itself was issued out of San Francisco.

United States Securities and Exchange Commission

October 28, 2011

The Company supplementally advises the Staff that the audit partner of Ernst & Young LLP transferred from its San Francisco office to its Redwood City office after the issuance of the report of the Company’s Independent Registered Public Accounting Firm but before the issuance of the consent of the Company’s Independent Registered Public Accounting Firm.

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United States Securities and Exchange Commission

October 28, 2011

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292 or, in his absence, Michael A. Brown, Esq. at (415) 875-2432.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman

Enclosures

cc:	Scott A. Lang, Chief Executive Officer
Michael A. Dillon, Esq., General Counsel
David B. Leeb, Esq., Associate General Counsel
Silver Spring Networks, Inc.

Michael A. Brown, Esq.
Fenwick & West LLP

Guy Wanger
Ernst & Young LLP

Sarah K. Solum, Esq.
Davis Polk & Wardwell LLP